                                                       Filed with the Securities
                                                         and Exchange Commission
                                                            on December 17, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               Amendment No. 1 to
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 1998


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                   Inquiries concerning this Form U-9C-3 may
                             be directed to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3525

                                    Conectiv
                                   FORM U-9C-3
                    For the Quarter Ended September 30, 1998

                                Table of Contents
                                -----------------

                                                                           Page

Item 1. Organization Chart                                                   1

Item 2. Issuance's and Renewals of Securities and
        Capital Contributions                                                1

Item 3. Associated Transactions                                              1

Item 4. Summary of Aggregate Investment                                      2

Item 5. Other Investments                                                    3

Item 6. Financial Statements and Exhibits                                    3

SIGNATURE                                                                    4

Item 1. - ORGANIZATION CHART

                                                                                       Percentage
                                       Energy or                                        of Voting
Name of                               Gas Related       Date of         State of       Securities
Reporting Company                       Company      Organization     Organization        Held       Nature of Business
-----------------                       -------      ------------     ------------        ----       ------------------
Conectiv

     Petron Oil Corporation             Energy-         8/22/80            PA             100%       Energy Commodity
                                        related                                                      Marketing



Item 2. - ISSUANCE'S AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPITAL CONTRIBUTIONS:

                                                                   Principal Amount of       Person to Whom Security
     Company Issuing Security        Type of Security Issued             Security                   Was Issued
     ------------------------        -----------------------             --------                   ----------
      Petron Oil Corporation             Promissory Note                    *                        Conectiv

*  Confidential Treatment Requested



Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.


                                                     Types of       Direct      Total
Reporting Company           Associate Company        Services       Costs       amount
Rendering Services          Receiving Services       Rendered       Charged     Billed
------------------          ------------------       --------       -------     ------
Enerval L.L.C.              Delmarva Power &         Gas Sales         *           *
                            Light Company

* Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting Companies.

                                                      Types of              Direct             Total
Associate Company            Reporting Company        Services              Costs              amount
Rendering Services           Receiving Services       Rendered              Charged            Billed
------------------           ------------------       --------              -------            ------
Delmarva Power &             Enerval L.L.C.           Gas Sales                *                  *
Light Company

Conectiv Resource            Delmarva Operating       Core Business            *                  *
Partners, Inc.               Services Company         Support

Conectiv Resource            Conectiv Energy          Financial services       *                  *
Partners, Inc.               Supply, Inc.

Conectiv Resource            Petron Oil Corporation   Core Business            *                  *
Partners, Inc.                                        support and
                                                      Financial services

Conectiv Resource            Delmarva Services Inc.   Core Business            *                  *
Partners, Inc.                                        support and
                                                      Financial and
                                                      Corporate services

Atlantic City                Petron Oil               Tank Storage             *                  *
Electric Company             Corporation


* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
     Total consolidated capitalization as of September 30, 1998                $3,949,039        Line 1

     Total capitalization multiplied by 15%
     (Line 1 multiplied by 0.15)                                                  592,356        Line 2

     Greater of $50 million or line 2                                             592,356        Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Energy-related business Category  - Rule 58(b)(1)(v)                           *
           Total current aggregate investment                                           *        Line 4
                                                                                ---------
     Difference between the greater of $50 million or 15% of
     capitalization and the total aggregate investment of the
     registered holding company system                                                  *        Line 5
      (line 3 less line 4)                                                      =========

Investments in gas-related companies:
NONE



* Confidential Treatment Requested

Item 5. - OTHER INVESTMENTS

Major Line of Energy-     Other Investment in      Other Investment in this     Reason for Difference in
  Related Business        Last U-9C-3 Report             U-9C-3 Report              Other Investment
  ----------------        ------------------             -------------              ----------------
       NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

         Exhibit A-1.      Financial statements of Conectiv (incorporated by
                           reference to the filing by Conectiv on Form 10-Q for the period ended September 30, 1998.)

         Exhibit A-2.      Financial  statements of Petron Oil Corporation


B.       Exhibits:

         Exhibit B-1.1     Sublease Agreement between Conectiv/CNE Energy
                           Services, LLC and Petron Oil Corporation dated August
                           13, 1998 (includes lease agreement between Delmarva
                           Power & Light Company and Conectiv/CNE Energy
                           Services LLC dated August 13, 1998 as Exhibit A)
                           (Confidential Treatment Requested).

         Exhibit B-1.2     Tank Storage Agreement between Petron Oil Corporation
                           and Atlantic City Electric Company (Confidential
                           Treatment Requested).

         Exhibit B-1.3     Service Agreement between Conectiv Resource Partners,
                           Inc. and Conectiv Energy Supply, Inc. (formerly
                           Delmarva Energy Company) dated March 1, 1998

         Exhibit B-1.4     Service Agreement between Conectiv Resource Partners,
                           Inc. and Delmarva Services Company dated March 1,
                           1998 (excludes appendixes A and B filed with Exhibit
                           B-1.3 above)

         Exhibit B-2.      Certificate of Conectiv.

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                    Conectiv.


                                    By: /s/ LOUIS M. WALTERS
                                       ---------------------
                                       Louis M. Walters
                                       Treasurer




December 17, 1998



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